

September 1, 2010

<u>Via U.S. Mail and Facsimile to</u>
Allison Carroll
Chief Executive Officer
Pretoria Resources Two, Inc.
4392 Enchantment Cove Lane
Charlotte, NC 28216

  Re: Pretoria Resources Two, Inc.
    Item 4.01 Form 8-K
    Filed August 20, 2010
    File No. 000-52901

Dear Ms. Carroll:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Ethan Horowitz